LOGIK.IO INC.
2025 RESTRICTED STOCK UNIT PLAN
NOTICE OF GLOBAL RESTRICTED STOCK UNIT AWARD

Unless otherwise defined herein, the terms defined in the Logik.io Inc. (the “Company”) 2025 Restricted Stock Unit Plan (the “Plan”) shall have the same meanings in this Notice of Global Restricted Stock Unit Award and the electronic representation of this Notice of Global Restricted Stock Unit Award established and maintained by the Company or a third party designated by the Company (the “Notice”).
Name:
You (“Participant”) have been granted an award of Restricted Stock Units (“RSUs”) under the Plan subject to the terms and conditions of the Plan, this Notice and the Global Restricted Stock Unit Award Agreement, including any appendix to the Global Restricted Stock Unit Award Agreement for Participant’s country (the “Appendix”) (the Restricted Stock Unit Award Agreement and the Appendix are collectively referred to as the “Agreement”), contingent upon the consummation of the transactions contemplated by that certain Agreement and Plan of Merger and Reorganization dated as of April 2, 2025, by and among the Company, ServiceNow, Inc. (“Parent”) and other parties named therein (the “Closing” and the date on which such transaction occurs, the “Closing Date”).

Number of RSUs:
Date of Grant:
Expiration Date:	The date on which settlement of all RSUs granted hereunder occurs, with earlier expiration upon the Termination Date.

Vesting Schedule:
[Subject to the limitations set forth in this Notice, the Plan and the Agreement, the RSUs will vest in accordance with the following schedule: Twenty-Five percent (25%) of the total Number of Shares subject to the RSUs shall vest on the 15th day in the month of February, May, August or November, whichever arrives first on or after the twelfth (12th) month following the Closing Date, and the remaining RSUs shall vest in substantially equal quarterly installments over the subsequent three (3) years, provided that Participant is in Service on each applicable vesting date.][1]
[Subject to the limitations set forth in this Notice, the Plan and the Agreement, the RSUs will vest in accordance with the following schedule: 1/16th of the total Number of Shares subject to the RSUs shall vest on the 15th day in the month of February, May, August or November, whichever arrives first on or after the third (3rd) month following the Closing Date and the remaining RSUs shall vest in substantially equal quarterly installments over the subsequent three (3) years, provided that (i) to the extent that the total Number of Shares subject to the RSUs is 24 Shares or greater but fewer than 48 Shares, Participant’s RSUs will vest in eight (8) equal bi-annual installments beginning on the first vesting date that occurs on or after the sixth (6th) month following the Closing Date; and (ii) to the extent that the total Number of Shares subject to RSUs is fewer than 24 Shares, Participant’s RSUs will vest in four (4) equal annual installments beginning on the first vesting date that occurs on or after the twelfth (12th) month following the Closing Date, provided that Participant is in Service on each applicable vesting date.][2]

Notwithstanding anything to the contrary in Section 13.2 of the Plan, in the event that (i) the Closing does not occur, for any reason; and/or (ii) the Participant is not in Service upon consummation of the Closing, then the RSUs granted pursuant to this Agreement shall in no case be eligible to vest pursuant to Section 13.2 of the Plan or otherwise, and shall be null and void without any consideration therefor.

By accepting (whether in writing, electronically or otherwise) the RSUs, Participant acknowledges and agrees to the following: Participant understands that Participant’s Service with the Company or a Parent, Subsidiary or Affiliate is for an unspecified duration and that nothing in this Notice, the Agreement or the Plan changes the nature of that relationship. Participant acknowledges that the vesting of the RSUs pursuant to this Notice is earned only by continuing Service as an Employee or Consultant of the Company or Parent, Subsidiary or Affiliate. To the extent permitted by applicable law, Participant agrees and acknowledges that the vesting schedule may change prospectively in the event that Participant’s Service status changes and/or in the event Participant is on a leave of absence, in accordance with Company policies relating to work schedules and vesting of awards or as determined by the Committee to the extent permitted by applicable law. Participant also understands that this Notice is subject to the terms and conditions of both the Agreement and the Plan, both of which are incorporated herein by reference. Participant has read both the Agreement and the Plan. Participant agrees to comply with Company policies, including any insider trading policies, as may be adopted or amended from time to time, whenever Participant acquires or disposes of the Company’s securities. By accepting this RSU, Participant consents to the electronic delivery as set forth in the Agreement.

[To the extent any offer letter, employment agreement or other communication previously provided to Participant by the Company or any Subsidiary or Affiliate contemplated the grant of stock options to purchase shares of the Company that have not yet been granted, Participant acknowledges and agrees that
1 [NTD: To be used for Key Employees.]
2 [NTD: To be used for non-Key Employees.]

such options will no longer be granted as originally anticipated. Instead, the RSUs granted pursuant to this Agreement will be in lieu of such contemplated option grant. By Participant’s signature below, Participant waives any right or entitlement (if any) that Participant may have had to receive such options and any value to be derived therefrom.]3

[To the extent any written agreement between Participant and the Company or any Subsidiary or Affiliate provides for “double trigger” vesting acceleration of any Company equity award granted to Participant prior to the Date of Grant set forth above (the “Existing Grants”), Participant hereby waives any right or entitlement to such vesting acceleration with respect the Existing Grants in connection with any termination of Participant’s employment or other service with the Company or any Subsidiary or Affiliate following the Closing[; provided, nothing herein is intended to derogate in any way from the Critical Employee Revesting Agreement, entered into by and between Participant and Parent.].]4

ACKNOWLEDGED AND AGREED: [participant name]	Date:

3 [NTD: To be included for RSU recipients with Promised Options.]
4 [NTD: To be included for RSU recipients who are waiving double trigger acceleration.]

LOGIK.IO INC.
2025 RESTRICTED STOCK UNIT PLAN
GLOBAL RESTRICTED STOCK UNIT AWARD AGREEMENT
Unless otherwise defined herein, the terms defined in the Logik.io Inc. (the “Company”) 2025 Restricted Stock Unit Plan (the “Plan”) shall have the same defined meanings in this Global Restricted Stock Unit Award Agreement (the “Agreement”).
Participant has been granted Restricted Stock Units (“RSUs”) subject to the terms, restrictions and conditions of the Plan, the Notice of Global Restricted Stock Unit Award (the “Notice”) and this Agreement, including any appendix to this Agreement for Participant’s country (the “Appendix”).
1.Settlement. The RSUs shall be settled on or as soon as administratively practicable following each vest date under the vesting schedule set forth in the Notice (and in no event later than 2 ½ months following the end of the year in which such vest date occurs), provided that Participant continues to provide services to the Company or any Subsidiary or Affiliate through such vest date. Settlement of RSUs shall be in Shares.

2.No Stockholder Rights. Unless and until such time as Shares are issued in settlement of vested RSUs, Participant shall have no ownership of the Shares allocated to the RSUs and shall have no right dividends or to vote such Shares.

3.Dividend Equivalents. Dividends, if any (whether in cash or Shares), shall not be credited to Participant.

4.Non-Transferability of RSUs. RSUs may not be transferred in any manner other than by will or by the laws of descent or distribution or court order or unless otherwise permitted by the Committee on a case-by-case basis.

5.Termination. If Participant’s Service Terminates for any reason, all unvested RSUs shall be forfeited to the Company forthwith, and all rights of Participant to such RSUs shall immediately terminate without payment of any consideration to Participant. In case of any dispute as to whether termination of Service has occurred, the Committee shall have sole discretion to determine whether such termination of Service has occurred and the effective date of such termination of Service.

6.Withholding Taxes. Participant acknowledges that, regardless of any action taken by the Company or, if different, Participant’s employer (the “Employer”) the ultimate liability for all income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items related to Participant’s participation in the Plan and legally applicable to Participant or deemed by the Company or the Employer, in its discretion, to be an appropriate charge to Participant, even if legally applicable or deemed applicable to the Company or the Employer (“Tax-Related Items”), is and remains Participant’s responsibility and may exceed the amount actually withheld by the Company or the Employer, if any. Participant further acknowledges that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSU, including, but not limited to, the grant, vesting or settlement of the RSU and the subsequent sale of Shares acquired pursuant to such settlement; and (2) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the RSU to reduce or eliminate Participant’s liability for Tax-Related Items or achieve any particular tax result. Further, if Participant is subject to Tax-Related Items in more than one jurisdiction, Participant acknowledges that the

1

Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.
In connection with any relevant taxable or tax withholding event, as applicable, Participant agrees to make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all Tax-Related Items. In this regard, Participant authorizes the Company and/or the Employer, or their respective agents, at their discretion, to satisfy the obligations with regard to all Tax-Related Items by one or a combination of the following:
i.withholding from Participant’s wages or other cash compensation paid to Participant by the Company and/or the Employer;

ii.withholding from proceeds of the sale of Shares acquired upon settlement of the RSU either through a voluntary sale or through a mandatory sale arranged by the Company (on Participant’s behalf pursuant to this authorization);

iii.withholding in Shares to be issued upon settlement of the RSU, provided the Company only withholds the amount of Shares necessary to satisfy the applicable statutory withholding amounts;

iv.Participant’s payment of a cash amount (including by check representing readily available funds or a wire transfer); or

v.any other arrangement approved by the Committee and permitted under applicable law;

all under such rules as may be established by the Committee and in compliance with the Company’s insider trading policies and other stock trading guidelines; provided however, unless determined otherwise by the Committee in advance of a Tax-Related Items withholding event, the method of withholding for this RSU will be (ii) above, if such Participant is located outside of the United States or (iii) above, if such Participant is located within the United States.
The Company may withhold or account for Tax-Related Items by considering statutory or other withholding rates, including minimum or maximum rates applicable in Participant’s jurisdiction(s). In the event of over-withholding, Participant may receive a refund of any over-withheld amount in cash (with no entitlement to the equivalent in Shares), or if not refunded, Participant may seek a refund from the local tax authorities. In the event of under-withholding, Participant may be required to pay any additional Tax-Related Items directly to the applicable tax authority or to the Company and/or Employer. If the obligation for Tax-Related Items is satisfied by withholding in Shares, for tax purposes, Participant is deemed to have been issued the full number of Shares subject to the vested RSU, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items. The Fair Market Value of these Shares, determined as of the effective date when taxes otherwise would have been withheld in cash, will be applied as a credit against the Tax-Related Items withholding.
Finally, Participant agrees to pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of Participant’s participation in the Plan that cannot be satisfied by the means previously described. The

2

Company may refuse to issue or deliver the Shares or the proceeds of the sale of Shares, if Participant fails to comply with Participant’s obligations in connection with the Tax-Related Items.

3

7.No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding Participant’s participation in the Plan, or Participant’s acquisition or sale of the underlying Shares. Participant should consult with his or her own personal tax, legal and financial advisors regarding his or her participation in the Plan before taking any action related to the Plan.

8.Appendix. Notwithstanding any provisions in this Agreement, the RSUs grant shall be subject to any additional terms and conditions set forth in any appendix to this Agreement for Participant’s country. Moreover, if Participant relocates to or otherwise becomes subject to the laws, rules and/or regulations of another country, the additional terms and conditions for such country will apply to Participant, to the extent the Company determines that the application of such terms and conditions is necessary or advisable for legal or administrative reasons. The Appendix constitutes part of this Agreement.

9.Imposition of Other Requirements. The Company reserves the right to impose other requirements on Participant’s participation in the Plan, on the RSU and on any Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

10.Acknowledgement. The Company and Participant agree that the RSUs are granted under and governed by the Notice, this Agreement (including the Appendix) and the provisions of the Plan. Participant: (i) acknowledges receipt of a copy of the Plan and the Plan prospectus, (ii) represents that Participant has carefully read and is familiar with their provisions, and (iii) hereby accepts the RSUs subject to all of the terms and conditions set forth herein and those set forth in the Plan and the Notice.

11.Entire Agreement; Enforcement of Rights. This Agreement (including the Appendix), the Plan and the Notice constitute the entire agreement and understanding of the parties relating to the subject matter herein and supersede all prior discussions between them. Any prior agreements, commitments or negotiations concerning the purchase of the Shares hereunder are superseded. The failure by either party to enforce any rights under this Agreement shall not be construed as a waiver of any rights of such party.

12.Conditions to Issuance; Compliance with Laws and Regulations. The issuance of Shares and any restriction on the sale of Shares will be subject to and conditioned upon compliance by the Company and Participant with all applicable state, federal and foreign laws and regulations, with all applicable requirements of any stock exchange or automated quotation system on which the Company’s Shares may be listed or quoted at the time of such issuance or transfer and with any exchange control restrictions. Participant understands that the Company is under no obligation to register or qualify the Shares with any state, federal or foreign securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of the Shares. Further, Participant agrees that the Company shall have unilateral authority to amend the Plan and this Agreement without Participant’s consent to the extent necessary to comply with securities or other laws applicable to issuance of Shares. Finally, the Shares issued pursuant to this Agreement shall be endorsed with appropriate legends, if any, determined by the Company. Further, notwithstanding any other provision of this Agreement, the Company shall not be required to issue Shares following the lapse of any such

4

reasonable period of time following the vest date as the Company may from time to time establish for reasons of administrative convenience in accordance with Section 409A of the Code.

5

13.Governing Law; Severability. If one or more provisions of this Agreement are held to be unenforceable, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (i) such provision shall be excluded from this Agreement, (ii) the balance of this Agreement shall be interpreted as if such provision were so excluded and (iii) the balance of this Agreement shall be enforceable in accordance with its terms. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this grant, the parties hereby submit to and consent to the exclusive jurisdiction of the State of California and agree that such litigation shall be conducted only in the courts of San Jose, California, or the federal courts for the United States for the Northern District of California, and no other courts, where this grant is made and/or to be performed.

14.No Rights as Employee or Consultant. Nothing in this Agreement shall affect in any manner whatsoever the right or power of the Company, or a Parent, Subsidiary or Affiliate, to terminate Participant’s Service, for any reason, with or without Cause.

15.Consent to Electronic Delivery of All Plan Documents and Disclosures. By Participant’s acceptance (whether in writing, electronically or otherwise) of the Notice, Participant and the Company agree that this RSU is granted under and governed by the terms and conditions of the Plan, the Notice and this Agreement (including the Appendix). Participant has reviewed the Plan, the Notice and this Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Agreement, and fully understands all provisions of the Plan, the Notice and this Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions relating to the Plan, the Notice and this Agreement. Participant further agrees to notify the Company upon any change in Participant’s residence address. By acceptance of this RSU, Participant agrees to participate in the Plan through an on-line or electronic system established and maintained by the Company or a third party designated by the Company and consents to the electronic delivery of the Notice, the Appendix, this Agreement, the Plan, account statements, Plan prospectuses required by the U.S. Securities and Exchange Commission, U.S. financial reports of the Company, and all other documents that the Company is required to deliver to its security holders (including, without limitation, annual reports and proxy statements) or other communications or information related to the RSU. Electronic delivery may include the delivery of a link to a Company intranet or the internet site of a third party involved in administering the Plan, the delivery of the document via e-mail or such other delivery determined at the Company’s discretion.

16.Code Section 409A. For purposes of this Agreement, a termination of employment will be determined consistent with the rules relating to a “separation from service” as defined in Section 409A of the Internal Revenue Code and the regulations thereunder (“Section 409A”). Notwithstanding anything else provided herein, to the extent any payments provided under this Agreement in connection with Participant’s termination of employment constitute deferred compensation subject to Section 409A, and Participant is deemed at the time of such termination of employment to be a “specified employee” under Section 409A, then such payment shall not be made or commence until the earlier of (i) the expiration of the six-month period measured from Participant’s separation from service from the Company or (ii) the date of Participant’s death following such a separation from service; provided, however, that such deferral shall only be effected

6

to the extent required to avoid adverse tax treatment to Participant including, without limitation, the additional tax for which Participant would otherwise be

7

liable under Section 409A(a)(1)(B) in the absence of such a deferral. To the extent any payment under this Agreement may be classified as a “short-term deferral” within the meaning of Section 409A, such payment shall be deemed a short-term deferral, even if it may also qualify for an exemption from Section 409A under another provision of Section 409A. Payments pursuant to this section are intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

17.Award Subject to Company Clawback or Recoupment. The RSUs, including any Shares or other benefits that Participant may receive hereunder, shall be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Company or any parent entity, including any such policy required to comply with any applicable laws, rules, regulations, stock exchange listing standards, or any current or future rules of the U.S. Securities and Exchange Commission or any other governmental agency, as may be amended from time to time, including, without limitation, recoupment requirements imposed pursuant to Rule 10D-1 under the Exchange Act, the Sarbanes-Oxley Act of 2002, or the Dodd-Frank Wall Street Reform and Consumer Protection Act. In addition to any other remedies available under such policy, applicable law may require the cancellation of Participant’s RSUs (whether vested or unvested) and the recoupment of any gains realized with respect to Participant’s RSUs. By accepting these RSUs, Participant agrees to be bound by, and to comply with, the terms of any such recoupment policies or requirements and agrees to promptly take any and all actions the Company reasonably requires to effectuate any such recoupment provisions. In order to satisfy any such recoupment obligation arising under any applicable policy or applicable laws, rules, regulations or stock exchange listing standards, among other things, Participant expressly and explicitly authorizes the Company to issue instructions, on Participant’s behalf, to any brokerage firm and/or third party administrator engaged by the Company to hold any Shares or other amounts acquired pursuant to the RSUs to re-convey, transfer or otherwise return such Shares and/or other amounts to the Company upon the Company’s enforcement of this Section 17. In no event will any recovery of compensation pursuant to this Section 17 constitute any event giving rise to Participant’s right to resign for “good reason” or “constructive termination” (or similar term) under any employment, compensation or other benefit plan, agreement, policy or other arrangement with, the Company, any Subsidiary and/or the Employer covering Participant.
BY ACCEPTING THIS AWARD OF RSUS, PARTICIPANT AGREES TO ALL OF THE TERMS AND CONDITIONS DESCRIBED ABOVE AND IN THE PLAN.

8

APPENDIX LOGIK.IO INC.
2025 RESTRICTED STOCK UNIT PLAN
NOTICE OF GLOBAL RESTRICTED STOCK UNIT AWARD

Terms and Conditions
This Appendix includes additional terms and conditions that govern the Restricted Stock Units granted to a Participant who resides outside the United States or who is otherwise subject to the laws of a country other than the United States. In general, the terms and conditions in this Appendix supplement the provisions of the Agreement, unless otherwise indicated herein. Certain capitalized terms used but not defined in this Appendix have the meanings set forth in the Plan and/or the Agreement.
Notifications
This Appendix also includes information regarding exchange controls and certain other issues of which Participant should be aware with respect to Participant’s participation in the Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of December 2024. Such laws are often complex and change frequently. As a result, Participant should not rely on the information in this Appendix as the only source of information relating to the consequences of Participant’s participation in the Plan because the information may be out of date at the time that Participant receives Shares or sells Shares acquired under the Plan.
In addition, the information contained herein is general in nature and may not apply to Participant’s particular situation and the Company is not in a position to assure Participant of any particular result. Accordingly, Participant should seek appropriate professional advice as to how the relevant laws in Participant’s country may apply to Participant’s situation.
Finally, if Participant is a citizen or resident of a country other than the one in which Participant is currently working, is considered a resident of another country for local law purposes or transfers employment and/or residency between countries after the Date of Grant, the information contained herein may not be applicable in the same manner to Participant. In addition, the Company shall, in its sole discretion, determine to what extent the additional terms and conditions included herein will apply to Participant under these circumstances.
ALL PARTICIPANTS OUTSIDE THE U.S.
Terms and Conditions
1.Nature of Grant. By accepting the grant, Participant acknowledges, understands and agrees that:

(a)the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, to the extent permitted by the Plan;

(b)the Plan is operated and the RSUs are granted solely by the Company and only the Company is a party to this Agreement; accordingly, any rights Participant may have under this Agreement, including related to the issuance of Shares pursuant to the RSUs, may be raised only against the Company but not any Subsidiary or Affiliate of the Company (including, but not limited to, the Employer);

1

(c)no Subsidiary or Affiliate of the Company (including, but not limited to, the Employer) has any obligation to make any payment of any kind under this Agreement;
(d)the grant of the RSUs is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of RSUs, or benefits in lieu of RSUs, even if RSUs have been granted in the past;

(e)all decisions with respect to future RSUs or other grants, if any, will be at the sole discretion of the Company;

(f)the RSUs grant and Participant’s participation in the Plan shall not create a right to employment or be interpreted as forming or amending an employment or service contract with the Company, the Employer or any Parent, Subsidiary or Affiliate;

(g)Participant is voluntarily participating in the Plan;

(h)the RSUs and the Shares subject to the RSUs, and the income and value of same, are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which is outside the scope of Participant’s employment or service contract, if any;
(i)the RSU and the Shares subject to the RSUs, and the income and value of same, are not intended to replace any pension rights or compensation;
(j)the RSU and the Shares subject to the RSUs, and the income and value of same, are not part of normal or expected compensation for any purpose, including of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, bonuses, long-service awards, leave-related payments, pension, retirement or welfare benefits or similar mandatory payments;
(k)the future value of the underlying Shares is unknown, indeterminable and cannot be predicted with certainty;

(l)unless otherwise provided in the Plan or by the Company in its discretion, the RSUs and the benefits evidenced by this Agreement do not create any entitlement to have the RSUs or any such benefits transferred to, or assumed by, another company nor to be exchanged, cashed out or substituted for, in connection with any Corporate Transaction affecting the shares of the Company;

(m)unless otherwise agreed with the Company, the RSUs and any Shares acquired thereunder, and the income and value of same, are not granted as consideration for, or in connection with, the service Participant may provide as a director of a Subsidiary or Affiliate; and

(n)Participant acknowledges and agrees that neither the Company, the Employer nor any Parent, Subsidiary or Affiliate shall be liable for any foreign exchange rate fluctuation between Participant’s local currency and the United States Dollar that may affect the value of the RSUs or of any amounts due to Participant pursuant to the settlement of the RSUs or the subsequent sale of any Shares acquired upon settlement; and

2

(o)no claim or entitlement to compensation or damages shall arise from (i) forfeiture of the RSUs resulting from Participant’s termination of Service (for any reason whatsoever,

3

whether or not later found to be invalid or in breach of employment laws in the jurisdiction where Participant is employed or the terms of my employment agreement, if any) and/or
(ii) forfeiture of the RSUs or recoupment of any Shares, cash or other benefits acquired upon settlement of the RSUs resulting from any recoupment or clawback policy of the Company, as it may be amended from time to time (whether such policy is adopted on or after the date of this Agreement) or any recoupment policy otherwise required by applicable law, regulations or stock exchange listing standards.

2.Data Privacy Information and Consent.
If Participant would like to participate in the Plan, he or she should review the following information about the Company’s data processing practices.
(a)Data Collection and Usage. The Company (as well as Participant’s Employer and the Company’s other Subsidiaries or Affiliates) collects, processes and uses personal data of Employees, including name, home address, email address and telephone number, date of birth, social insurance, passport or other identification number, salary, citizenship, job title, any Shares or directorships held in the Company, and details of all RSUs canceled, vested, or outstanding in Participant’s favor, which the Company receives from Participant or the Employer. If the Company offers Participant a grant of RSUs under the Plan, then the Company will collect his or her personal data for purposes of allocating Shares and implementing, administering and managing the Plan. The Company relies upon Participant’s consent for the processing of his or her personal data in this manner and as otherwise set out below.

(b)Stock Plan Administration Service Providers. The Company transfers Employee data amongst its’ Subsidiaries and Affiliates and third-party brokers and their affiliates (collectively, “Broker”) an independent service provider based in the United States which assists the Company with the implementation, administration and management of the Plan. In the future, the Company may select a different service provider and share Participant’s data with another company that serves in a similar manner. By participating in the Plan, Participant gives his or her consent to such transfer of data, or to such alternative third party service provider that the Company may select in the future. The Company’s service provider will open an account for Participant to receive and trade Shares. Participant will be asked to agree on separate terms and data processing practices with the service provider, which is a condition of Participant’s ability to participate in the Plan.

(c)International Data Transfers. The Company and its service providers are based in the United States. If Participant is outside the United States, he or she should note that his or her country has enacted data privacy laws that are different from the United States. By participating in the Plan, Participant gives his or her consent to the transfer of his or her data to the United States, or to such other jurisdiction as may be necessary for the delivery of the Plan and administration thereof.

(d)Data Retention. The Company will use Participant’s personal data only as long as is necessary to implement, administer and manage his or her participation in the Plan or as required to comply with, or satisfy, any legal or regulatory obligations, including

4

under tax and security laws. This period may extend beyond Participant’s period of Service. The Company may also keep data longer as part of Participant’s normal

5

employee file and record, based on such retention policy as may be notified from time to time.

(e)Voluntariness and Consequences of Consent Denial or Withdrawal. Participant’s participation in the Plan and his or her grant of consent is purely voluntary. Participant may deny or withdraw his or her consent at any time. If Participant does not consent, or if he or she withdraws his or her consent, he or she cannot participate in the Plan. This would not affect Participant’s salary as an employee or his or her career; Participant would merely forfeit the opportunities associated with the Plan.

(f)Data Subject Rights. Participant may have a number of rights under data privacy laws in his or her particular country. Depending on where Participant is based, his or her rights may include the right to (a) request access or copies of personal data the Company’s processes, (b) rectification of incorrect data, (c) deletion of data, (d) restrictions on processing, (e) portability of data, (f) lodge complaints with competent authorities in his or her country, and/or (g) a list with the names and addresses of any potential recipients of his or her personal data. To receive clarification regarding Participant’s rights or to exercise his or her rights please contact Stock Plan Administration.
If Participant agrees with the data processing practices as described in this notice, he or she should declare his or her consent by accepting this Agreement on the Broker award acceptance page.
3.Language. Participant acknowledges that he or she is proficient in the English language, or has consulted with an advisor who is sufficiently proficient in English, so as to allow Participant to understand the terms and conditions of this Agreement. If Participant has received this Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control, unless otherwise required by applicable law.
4.Insider Trading Restrictions/Market Abuse Laws. Participant may be subject to insider trading restrictions and/or market abuse laws based on the exchange on which the Shares are listed and in applicable jurisdictions, including Participant’s country and the designated broker’s country, which may affect Participant’s ability to accept, acquire, sell or otherwise dispose of the Shares, rights to the Shares (i.e., RSUs) or rights linked to the value of the Shares under the Plan during such times as Participant is considered to have “inside information” regarding the Company (as defined by the laws in the applicable jurisdictions). Local insider trading laws and regulations may prohibit the cancellation or amendment of orders Participant placed before he or she possessed inside information. Furthermore, Participant could be prohibited from (i) disclosing the inside information to any third party, which may include fellow employees, and (ii) “tipping” third parties or causing them otherwise to buy or sell securities. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy. Participant acknowledges that it is Participant’s responsibility to comply with any applicable restrictions and is encouraged to speak to his or her personal legal advisor for further details regarding any applicable insider-trading and/or market-abuse laws in his or her country.

5.Exchange Control, Foreign Asset/Account and/or Tax Reporting. Participant’s country of residence may have certain foreign asset/account and/or tax reporting requirements which may affect his or her ability to acquire or hold RSUs under the Plan or cash received from participating in the

6

Plan (including sales proceeds arising from the sale of Shares) in a brokerage or bank account outside Participant’s country. Participant may be required to report such amounts, assets or transactions to the tax or other

7

authorities in his or her country. Participant also may be required to repatriate sale proceeds or other funds received as a result of his or her participation in the Plan to his or her country through a designated bank or broker and/or within a certain time after receipt. In addition, Participant may be subject to tax payment and/or reporting obligations in connection with any income realized under the Plan and/or from the sale of Shares. Participant acknowledges that he or she is responsible for ensuring compliance with such regulations and should speak with her or her personal legal and tax advisors, as applicable, regarding this matter.

8

CANADA

Terms and Conditions
Settlement. Notwithstanding any discretion in the Plan, the Notice or the Agreement to the contrary, settlement of the RSUs shall be in Shares and not, in whole or in part, in the form of cash.
Exclusion from Termination Indemnities and Other Benefits. This provision supplements Section 1 of the Appendix:
In accepting the RSU, Participant acknowledges that he or she understands and agrees that this grant relates to future services to be performed and is not a bonus or compensation for past services.
Vesting/Termination. This provision replaces Section 5 in the Agreement:

For purposes of the RSUs and except as expressly required by applicable legislation, Participant’s right to vest in the RSUs shall terminate effective as of the earlier of (a) the date of termination of Service, (b) the date upon which Participant receives a notice of termination of Service, regardless of any period during which notice, pay in lieu of notice or related payments or damages are provided or required to be provided, or (c) the last day on which Participant provides active services to the Employer; regardless of the reason for such termination and whether or not later found to be invalid, unlawful or in breach of any applicable law, including Canadian provincial employment law (including, but not limited to, statute, contract, regulatory law and/or common or civil law) or the terms of Participant’s employment or service agreement, if any. Participant will not earn, or be entitled to earn, any pro-rated vesting for that portion of time before the date on which Participant’s right to vest terminates, nor will Participant be entitled to any compensation for lost vesting. Notwithstanding the foregoing, if applicable employment standards legislation explicitly requires continued entitlement to vesting during a statutory notice period, Participant’s right to vest in the RSU under the Plan, if any, will terminate effective as of the last day of Participant’s minimum statutory notice period, but Participant will not earn or be entitled to pro-rated vesting if the vest date falls after the end of Participant’s statutory notice period, nor will Participant be entitled to any compensation for lost vesting. In the event that the date Participant is no longer actively providing services cannot be reasonably determined under the terms of the Agreement and the Plan, the Committee shall have sole discretion to determine whether such termination of Service has occurred and the effective date of such termination of Service (including whether Participant may still be considered actively employed or actively providing services while on an approved leave of absence).

The following terms and conditions will apply if Participant is a resident of Quebec:
French Language Documents. A French translation of this document and the Plan will be made available to Participant. Participant understands that, from time to time, additional information related to the RSUs may be provided in English and such information may not be immediately available in French. However, upon request, the Company will provide a translation of such information into French as soon as reasonably practicable. Notwithstanding anything to the contrary in the Agreement, and unless Participant indicates otherwise, the French translation of this document and the Plan will govern Participant's participation in the Plan.
Documents en Langue Française. Une traduction française du présent document et le Plan sera mise à la disposition du Participant. Le Participant comprend que, de temps à autre, des informations supplémentaires relatives aux RSUs peuvent être fournies en anglais et que ces informations peuvent ne

9

pas être immédiatement disponibles en français. Toutefois, sur demande, la Société fournira une traduction de ces informations en français dès que cela sera raisonnablement possible. Nonobstant toute disposition contraire

10

dans le Contrat, et à moins que le Participant n'indique le contraire, la traduction française du présent document et le Plan régira la participation du Participant au Plan.

Notifications
Securities Law Information. Participant is permitted to sell Shares acquired through the Plan through the designated broker appointed under the Plan, if any, provided the resale of Shares acquired under the Plan takes place outside Canada through the facilities of a stock exchange on which the Shares are listed on the New York Stock Exchange.

Foreign Asset/Account Reporting Information. Participant may be required to report any specified foreign property on form T1135 (Foreign Income Verification Statement) if the total cost of Participant’s specified foreign property exceeds CAD 100,000 at any time in the year. Thus, Shares and RSUs must be reported - generally at nil cost - if the CAD 100,000 cost threshold is exceeded because of other specified foreign property held by Participant. When the Shares are acquired, their cost is generally the adjusted cost base (“ACB”) of the Shares. The ACB ordinarily would equal the fair market value of the Shares at the time of acquisition but if Participant owns Shares (e.g., acquired under other circumstances or at another time), this ACB may have to be averaged with the ACB of other Shares. The form T1135 generally must be filed by April 30 of the following year. Canadian residents should consult with a personal advisor to ensure compliance with the applicable reporting requirements.

INDIA
Notifications
Exchange Control Information. Due to exchange control restrictions in India, Participant understands that he or she is required to repatriate any proceeds from the sale of Shares acquired under the Plan to India and convert the proceeds into local currency within such time as prescribed under applicable Indian exchange control laws, as may be amended from time to time. Participant must obtain a foreign inward remittance certificate (“FIRC”) from the bank where Participant deposits the funds and must maintain the FIRC as evidence of the repatriation of funds in the event the Reserve Bank of India or the Employer requests proof of repatriation. Participant agrees to provide any information that may be required by the Company, or the Employer to make any applicable filings under exchange control laws in India.

Foreign Asset/Account Reporting Information. Indian residents are required to declare any foreign bank accounts and any foreign financial assets (including Shares acquired under the Plan) in their annual tax returns. It is Participant’s responsibility to comply with this reporting obligation and Participant should consult his or her personal advisor in this regard.

IRELAND
There are no country-specific provisions.

UNITED KINGDOM
Terms and Conditions
The following terms and conditions apply only if Participant is an Employee. No grants under this Agreement shall be made to Consultants or Directors resident in the United Kingdom.

11

12

Form of Settlement. Notwithstanding any discretion in Section 9 of the Plan or anything contrary in the Agreement, the Award does not provide any right for Participant to receive a cash payment. The RSUs will be settled in Shares only.

Withholding Taxes. The following provisions supplement Section 6 of the Agreement:
Without limitation to Section 6 of the Agreement, Participant agrees that Participant is liable for all Tax-Related Items and hereby covenants to pay all such Tax-Related Items, as and when requested by the Company or, if different, the Employer or by HM Revenue & Customs (“HRMC”) (or any other tax authority or any other relevant authority). Participant also agrees to indemnify and keep indemnified the Company and, if different, the Employer against any Tax-Related Items that they are required to pay or withhold or have paid or will pay to HMRC (or any other tax authority or any other relevant authority) on Participant’s behalf.

Notwithstanding the foregoing, if Participant is a director or executive officer of the Company (within the meaning of Section 13(k) of the Exchange Act), Participant understands that Participant may not be able to indemnify the Company for the amount of any income tax not collected from or paid by Participant may be considered to be a loan and therefore, it may constitute a benefit to Participant on which additional income tax and National Insurance contributions (“NICs”) may be payable. Participant understands that Participant will be responsible for reporting and paying any income tax due on this additional benefit directly to HMRC under the self-assessment regime and for paying to the Company and/or the Employer (as appropriate) the amount of any NICs (including Employer NICs, as defined below) due on this additional benefit, which may also be recovered from Participant by any of the means referred to in Section 6 of the Agreement.
National Insurance Contributions Acknowledgment. As a condition of participation in the Plan and the vesting of the RSUs, Participant agrees to accept any liability for secondary Class 1 NICs which may be payable by the Company and/or the Employer in connection with the RSUs and any event giving rise to Tax-Related Items (the “Employer NICs”) and Participant hereby irrevocably agrees to accept any such liability with respect to Employer NICs. Without limitation to the foregoing, Participant agrees to execute a joint election with the Company, the form of such joint election being formally approved by HMRC (the “Joint Election”), attached hereto as Exhibit C, and any other required consent or election. Participant further agrees to execute such other joint elections as may be required between Participant and any successor to the Company and/or the Employer. Participant further agrees that the Company and/or the Employer may collect the Employer NICs from Participant by any of the means set forth in Section 6 of the Agreement.

If Participant does not enter into a Joint Election prior to the vesting of the RSUs or if approval of the Joint Election has been withdrawn by HMRC, the RSUs shall become null and void without any liability to the Company and/or the Employer.

13